Contact

www.linkedin.com/in/rayroz (LinkedIn)

Top Skills

Communication
Data Modeling
Data Analysis

Raymond Rozycki

Founder & CEO at Unifying Spirits, LLC
Bridgeville, Pennsylvania, United States

Experience

Unifying Spirits

Founder & CEO
September 2021 - Present (4 years 8 months)
Pittsburgh, PA

Year two of Unifying Spirits' goal met: we officially opened our distillery under a subsidiary company, KelRay Industries, so Boba POPs (formerly Cocktail Caviar) is now made in the USA! (Pittsburgh, PA)

Launched new branding with fresh bottles and improved flavors.

New goal: expanded offerings and seeking new retail partners to help us put our patented alcoholic boba in every liquor cabinet in the country!

View my Eduction Profile at linkedin.com/in/rayrozycki

Teacher, Leader, Executive and Entrepreneur in k-12 Education Space
1992 - 2021 (29 years)
Greater Pittsburgh Region

Education

University of Pittsburgh

Master of Arts - MA, Education · (June 1991 - July 1992)

University of Pittsburgh

Bachelor of Science - BS, Mathematics · (September 1989 - May 1991)